

September 17, 2024

Robert Verostek
Executive Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg SC, 29319-0001

     Re: Denny's Corporation
        Form 10-K for the Fiscal Year Ended December 27, 2023
        Form 8-K filed July 30, 2024
        File No. 000-18051

Dear Robert Verostek:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 8-K filed July 30, 2024
Exhibit 99.1- Press Release, dated July 30, 2024
Reconciliation of Net Income to Non-GAAP Financial Measures, page 8

1.   We note your adjustments for legal settlement expenses, pre-opening expenses and other adjustments in your reconciliation of Adjusted EBITDA and Adjusted Net Income. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jay Gilmore